Mail Stop 3561
                                                           August 21, 2018

Julia D. Hartz
Chief Executive Officer
Eventbrite, Inc.
155 5th Street, 7th Floor
San Francisco, CA 94103

       Re:    Eventbrite, Inc.
              Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 10, 2018
              CIK No. 0001475115

Dear Ms. Hartz:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2018 letter.

General

1. Please tell us the estimated IPO price range once you have determined that information. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance related to recent valuations of your equity through the date of effectiveness for the preceding twelve months.
 Julia D. Hartz
Eventbrite, Inc.
August 21, 2018
Page 2

Use of Proceeds, page 51

2. Your revised disclosure here states that you intend to use proceeds from this offering to repay the outstanding indebtedness under your term loan facilities, as well as the prepayment penalties that will result from such repayment. In addition, your disclosure on page 86 indicates that you incurred this indebtedness within the past year. Please expand the disclosure here to describe the use of proceeds of this indebtedness (other than short-term borrowings used for working capital). Refer to
        Instruction 4 to Item 504 of Regulation S-K.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

3. We have reviewed your revisions related to comment 8. In addition to pricing latitude, please disclose the other risks involved in acting as the principal in providing payment processing services.

Note 3. Acquisitions

2017 Acquisitions, page F-23

4.      Please tell us in detail your consideration of the guidance in ASC
805-10-30-2
        through 805-10-30-3 and ASC 805-10-25-13 through ASC 805-10-25-18 related to
        your conclusion to record a gain on extinguishment of the Ticketfly Promissory Note as opposed to recording the adjustment to goodwill during the measurement period.

Note 9. Commitments and Contingencies

Litigation and Loss Contingencies, page F-31

5. Please explain the basis in GAAP for your classification of the provision for potential costs associated with the cyber incident. In this regard, please explain the nature of the creator accommodations and whether they represent cash or non-cash accommodations. Please also explain how you determined the allocation of the $6.6
        million liability into contra-revenue and operating expense and the $1.3 million insurance receivable as a reduction of general and administrative expenses. We may have further comment.
 Julia D. Hartz
Eventbrite, Inc.
August 21, 2018
Page 3

Note 13. Stock-Based Compensation Plan

Restricted Stock Units, page F-41

6. Please tell us if the May 2018 grant of 230,000 RSU's is included in the $6.9 estimate of stock based compensation expense that would have been recognized had the IPO been completed on June 30, 2018. If not, please provide similar quantitative disclosure for the RSU's granted to certain individuals.

Sales of the Company's Stock, page F-42

7. Please tell us in detail the GAAP guidance you relied upon to record the transaction and how you determined the fair value of such shares. To the extent you utilized a model to value your shares, tell us how you concluded that the cash price paid for the shares was not a better indication of the fair value of your shares. Please also explain to us the circumstances by which employees and former employees sold their 1.3 million shares and the relationship of the existing investor with the company. We may have further comment.

Note 18. Subsequent Events, page F-49

8. It appears several transactions in which the Company states it is currently evaluating the accounting have been resolved. Please advise.

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or
Jim
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum
J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                              Sincerely,

                                                              /s/ Mara L.
Ransom

                                                              Mara L. Ransom
                                                              Assistant
Director
                                                              Office of
Consumer Products